UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Amendment No. 11

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUSTA RESOURCE CORPORATION

(Name of Subject Company (Issuer))

HUDBAY MINERALS INC.

(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

050912203

(CUSIP Number of Class of Securities)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley, Esq.

Vice President, Legal and Corporate Secretary

(416) 362-2576
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kari MacKay, Esq.
Mark L. Mandel, Esq.	Goodmans LLP
Milbank, Tweed, Hadley & McCloy LLP	Bay Adelaide Centre
One Chase Manhattan Plaza	333 Bay Street, Suite 3400
New York, NY 10005-1413	Toronto, ON M5H 2S7
(212) 530-5026	(416) 979-2211

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$238,887,478.07	$30,768.71

*                 Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.795, which is the average of high and low sale prices of the common shares of Augusta Resource Corporation as reported on the NYSE MKT on February 5, 2014, and (ii) 133,084,946 Common Shares in the aggregate that may be received by Hudbay Minerals Inc. or cancelled in the transaction described herein.

**          The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,768.71
Form or Registration No:	Form F-10
Filing Party:	HudBay Minerals Inc.
Date Filed:	February 11, 2014

☐            Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
☐    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
☐    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
☐    AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 11 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2014 (the “Schedule TO”), by HudBay Minerals Inc., a corporation organized under and governed by the laws of Canada (“Hudbay”) relating to the offer to purchase (the “Offer”) by Hudbay for all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta”), other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding upon the exercise, exchange or conversion of any options or any other rights to acquire Augusta Shares after the date of the Offer but prior to the expiry time of the Offer, together with the associated rights issued under Augusta’s shareholder rights plan, for consideration per Augusta Share of 0.315 of a common share of Hudbay.

Hudbay has also filed a registration statement on Form F-10 with the SEC relating to the common shares it proposes to issue to Augusta shareholders in connection with the Offer that includes the Offer and Circular as a prospectus, and also has filed all other tender offer documents required under applicable Canadian and United States securities regulations.

The information set forth in the Offer and Circular (as previously amended, the “Original Offer and Circular”), the Letter of Transmittal and the Notice of Guaranteed Delivery, each as previously amended, filed, respectively, as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) to the Schedule TO, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 4. TERMS OF THE TRANSACTION.

The first sentence of the first complete paragraph on the inside front cover of the Original Offer and Circular is hereby deleted and replaced by the following:

“The Offer is subject to certain conditions, including, among other things the Shareholder Rights Plan (or any other shareholder rights plan or similar plan adopted by Augusta) having been waived, invalidated or cease-traded so as to have no effect in respect of, and so that it does not and will not reasonably be expected to adversely affect, the Offer or the Offeror and its affiliates. If the Shareholder Rights Plan (or any such other plan) has not otherwise been waived, terminated or invalidated, the Offeror would intend to submit an application for a cease trade order in due course. Subject to the other terms and conditions of the Offer, the Offeror will not take up and pay for any tendered Augusta Shares unless each of the conditions of the Offer is satisfied or waived by the Offeror at or before the Expiry Time, including the condition that the Shareholder Rights Plan (or any such other plan) has been waived, invalidated or cease-traded as set out above.”

The following sentence is hereby added to the Original Offer and Circular (a) after the final sentence of the first paragraph under the heading “Will Augusta continue as a public company?” on page (vii), (b) after the first sentence of the second full paragraph on page 4, (c) after the first sentence of the second paragraph under the heading “Plans for Augusta” on page 33 and (d) after the final paragraph under the heading “Effect of the Offer on the Market for and Listing of Augusta Shares and Status as a Reporting Issuer” on page 56:

“If the Offeror does not acquire a sufficient number of Augusta Shares, it would be unable to cause the delisting of the Augusta Shares or to cause Augusta to cease to be a reporting issuer.”

The following sentence is hereby added to the Original Offer and Circular (a) after the last sentence of the first paragraph under the heading “If I decide not to tender, how will my Augusta Shares be affected?” on page (vii), (b) before the last sentence in the second paragraph under the heading “Purpose of the Offer and the Offeror’s Plans for Augusta” on pages 3-4 and (c) after the first sentence of the second paragraph under the heading “Purpose of the Offer” on page 33:

“The Offeror’s ability to advance the Rosemont Project will be dependent on the extent of its ownership of Augusta and its ability to control or influence the management and operations of Augusta.”

The paragraphs under the heading “Continued Participation in Rosemont without Single Asset Risk” on pages 3 and 32 of the Original Offer and Circular are hereby deleted and replaced with the following paragraph:

“As shareholders of the Offeror,  former Augusta Shareholders would continue to benefit from future increases in value associated with the permitting and development of the Rosemont Project to the extent of the Offeror’s interest in Augusta, without the significant single asset permitting, development and financing risk to which Augusta Shareholders are currently exposed.”

The following sentence is hereby added under the final paragraph on page 9 of the Original Offer and Circular:

“As of 5:00 p.m. on March 13, 2014, 242,404 Augusta Shares had been tendered to and not withdrawn from the Offer.”

The following sentences are hereby added after the final sentence of the second paragraph under the heading “Other Terms of the Offer” on page 24 of the Original Offer and Circular and after the final sentence in clause (i) on page 13 of the Letter of Transmittal:

“The foregoing shall not restrict the applicability to the Offer of the federal securities laws of the United States or the jurisdiction of the courts of the United States with respect to the application of such laws.”

The following sentence is hereby added after the first sentence of the second paragraph under “Shareholder Rights Plan — The Offer” on page 35 of the Original Offer and Circular:

“If the Shareholder Rights Plan (or any such other plan) has not otherwise been waived or invalidated, the Offeror would intend to submit an application for a cease trade order in due course.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

By:	/s/Patrick Donnelly
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and Corporate Secretary

Dated:  March 28, 2014

EXHIBIT INDEX

(a)(1)(i)                               Offer and Circular dated February 10, 2014.**

(a)(1)(ii)                            Form of Letter of Transmittal.**

(a)(1)(iii)                         Form of Notice of Guaranteed Delivery.**

(a)(1)(iv)                        Press release dated February 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(v)                           Investor relations presentation regarding the Offer dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vi)                        Investor relations presentation regarding Constancia Project (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vii)                     Early warning report under National Instrument 62-103 related to the Offer (incorporated by reference to Hudbay’s Form 6-K filed February 10, 2014).**

(a)(1)(viii)                  Conference call transcript dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(ix)                        Newspaper advertisement dated February 11, 2014.**

(a)(1)(x)                           Annual Information Form of HudBay Minerals Inc. for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 40-F (Commission File No. 001-34244) filed with the Commission on March 28, 2013 (the “Form 40-F”)).**

(a)(1)(xi)                        Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2012 and 2011 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(xii)                     Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2012 and 2011 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(xiii)                  Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013, together with the Notes thereto (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xiv)                 Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xv)                    Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 5, 2013 in respect of the Annual and Special Meeting of Shareholders held on May 10, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on April 10, 2013)**

(a)(1)(xvi)                 Material Change Report dated February 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 14, 2014).**

(a)(1)(xvii)              The press release of HudBay Minerals Inc., dated February 19, 2014, in respect of the announcement of Hudbay’s fourth quarter 2013 financial results (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 19, 2014).**

(a)(1)(xviii)           Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibits 99.2 and 99.5 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xix)                 Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2013 and 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xx)                    Investor relations presentation regarding Hudbay’s fourth quarter 2013 financial results dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxi)                 Conference call transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxii)              Interview transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxiii)           Investor relations presentation dated February 2014 from the BMO Capital Markets 23rd Global Metals & Mining Conference (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 24, 2014).**

(a)(1)(xxiv)          Press release dated February 27, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 27, 2014).**

(a)(1)(xxv)             Interview transcript dated March 4, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 5, 2014).**

(a)(1)(xxvi)          Notice of Extension and Variation, dated March 14, 2014.**

(a)(1)(xxvii)       Press release dated March 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 14, 2014).**

(a)(1)(xxviii)    Material change report dated March 21, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 21, 2014).**

*                 Filed herewith.

**          Incorporated by reference.